Schiff Hardin LLP
901 K Street N.W.
Suite 700
Washington, DC 20001
T 202.778.6400
F 202.778.6460
schiffhardin.com

Alec Orudjev
202.724.6846
aorudjev@schiffhardin.com

September 13, 2017

VIA SEC EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director, Office of Natural Resources
Anuja A. Majmudar, Attorney-Advisor

Re:	TDH Holdings, Inc.
Amendment No. 1 Registration Statement on Form F-1 Filed August 30, 2017 File No. 333-219896

Dear Mr. Schwall:

On behalf of TDH Holdings, Inc. (the “Company”), we are writing in response to the comments of the staff of the Commission (the “Staff”) on the F-1 filing as transmitted by a letter dated September 8, 2017 (the “Comment Letter”) to Cui Rongfeng, Chief Executive Officer of the Company. The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. An amended filing to the F-1 Filing (the “Amended F-1 Filing”) reflecting changes in response to your comments is being filed today via the Commission’s EDGAR system.

Exhibit 5.1

1.       Please file a revised opinion that separately opines on the shares of common stock subject to the overallotment, removes the assertion that counsel does not believe they are “experts,” and expressly consents to the references to counsel under the captions “Tax Matters Applicable to U.S. Holders of Our Shares,” “Enforceability of Civil Liabilities” and “Legal Matters.” Refer to Section IV of Staff Legal Bulletin 19.

Response:       The Amended Filing contains an updated copy of the BVI legal opinion (Exhibit 5.1) which has been revised to address the above-referenced comment.

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Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc:	Cui Rongfeng CEO
Ralph V. De Martino, Esq., Schiff Hardin LLP